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                               June 20, 2024

       Brandon Hetzel
       Chief Financial Officer
       Sunrise Realty Trust, Inc.
       525 Okeechobee Blvd, Suite 1650
       West Palm Beach, FL 33401

                                                        Re: Sunrise Realty
Trust, Inc.
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form 10-12B
                                                            Filed June 10, 2024
                                                            File No. 001-41971

       Dear Brandon Hetzel:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Amended Exhibit 99.1 to Amendment No. 3 to Registration Statement on Form 10-12B filed
       June 10, 2024

       Risk Factors
       Maintenance of our exemption from registration under the Investment Company Act may impose significant limits on our operations . . ., page 40

   1.                                                   Please revise this risk
factor to provide further details on the limitations on the company   s
                                                        operations that result
from the maintenance of its exclusion from the definition of investment company
 provided by Section 3(c)(5)(C) of the Investment Company Act.
                                                        Please include a
summary of the company   s analysis for classifying assets for purposes of
                                                        assessing whether the
company is primarily engaged in purchasing or otherwise acquiring mortgages and other
liens on and interests in real estate.
 Brandon Hetzel
FirstName  LastNameBrandon  Hetzel
Sunrise Realty Trust, Inc.
Comapany
June       NameSunrise Realty Trust, Inc.
     20, 2024
June 20,
Page 2 2024 Page 2
FirstName LastName
General

2. We acknowledge your response to prior comment 1 and reissue our request to provide a factual description of the characteristics of the assets within each category of assets
         described in the Information Statement and your response (   Asset
Categories,    which, for
         the avoidance of doubt, include real estate assets, senior mortgage loans, mezzanine loans, whole loans, B-notes, commercial mortgage-backed securities, and debt-like preferred equity securities). Please do not combine this factual description with legal analysis of the regulatory status of such assets.
3. We acknowledge your response to prior comment 2 and note that it did not fully address sub-part (ii) of the comment. Please provide a detailed legal analysis, including citations to any relevant Commission statements or other applicable precedent, that outlines and supports your process for determining whether assets in the following Asset Categories are Real Estate-Related Assets or miscellaneous assets that are not related to real estate, when such assets are not considered Qualifying Interests:
             Mezzanine loans;
             Participation Interests, including A-notes and B-notes; and
             Whole loans.
4. We acknowledge your response to prior comment 3. Please confirm whether you intend to treat senior mortgage loans and senior participation notes in mortgage loans as
            Qualifying Interests    when the company or its subsidiary also
owns a majority interest in
         the B-Note. If so, please provide a detailed legal analysis supporting such position. To the extent you will consider different factors for determining whether senior mortgage loans and senior participation notes in mortgage loans should be treated as Qualifying
         Interests,    please provide detailed a legal analysis, including
citations to any relevant
         Commission statements or other applicable precedent, that outlines and supports your process for making such determinations. If the analyses for senior mortgage loans and senior participation notes are different, address such analyses separately.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Jameson at 202-551-3511 or Marc Mehrespand at 202-551-8453 if
you have questions regarding comments relating to the Investment Company Act. Please contact
Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625 with any other questions.
 Brandon Hetzel
Sunrise Realty Trust, Inc.
June 20, 2024
Page 3
                                          Sincerely,
FirstName LastNameBrandon Hetzel
                                          Division of Corporation Finance
Comapany NameSunrise Realty Trust, Inc.
                                          Office of Real Estate & Construction
June 20, 2024 Page 3
cc:       Jeeho M. Lee
FirstName LastName